Exhibit 99.1

Psyence Biomedical Issues Shareholder Update Highlighting Recent Progress

Independent valuation of PsyLabs values Psyence Biomed’s stake at approximately $2 million, doubling in value

Debt-for-equity swap with Psyence Group and Newcourt SPAC Sponsor results in strengthened balance sheet, with substantially reduced debt, heading into 2025

Psyence Biomed believes it is on track to regain compliance with all applicable Nasdaq continued listing requirements by year-end

Phase IIb clinical trial progressing as planned; patient screening has commenced

NEW YORK, December 3, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today issued the following update to shareholders:

Dear shareholders:

I wanted to take this opportunity to recap the significant progress that we have made since our last update, as we continue to progress our active Phase IIb clinical trial of nature-derived psilocybin in Palliative Care patients diagnosed with Adjustment Disorder, while also advancing plans for a clinical trial in our second development indication, Alcohol Use Disorder.

Psyence Biomed is working to develop the first-ever prescription medicine treatment option for the millions of patients who suffer from Adjustment Disorder, the seventh most-frequently diagnosed psychiatric condition in the world[1].

Phase IIb Clinical Trial Progressing; First Patients to be Randomized Imminently

In September, we announced initiation of the first site participating in our Phase IIb clinical trial evaluating nature-derived psilocybin, in conjunction with psychotherapy, as potential treatment for Adjustment Disorder following a life-limiting cancer diagnosis in the Palliative Care context. A second trial site, Empax Center in Perth, Australia, was initiated in November. Two additional sites have expressed interest in participating and feasibility visits to the sites are being planned.

Patient screening has commenced, and we anticipate that the first patients will be randomized and treated soon thereafter. We remain on track for topline data from this trial in the second half of 2025 which, if positive, would be a significant achievement not only for our own development program, but an advancement for psychedelic-based therapeutics generally.

Favourable Result from Nasdaq Listing Qualification Hearing

As previously announced, during the Company’s Nasdaq Listing Qualifications Hearing, we presented a comprehensive plan to regain and maintain compliance with Nasdaq’s continued listing requirements. As part of this plan, we applied to transfer the listing of our shares to The Nasdaq Capital Market from The Nasdaq Global Market, and this transfer became effective November 15th. We also detailed a plan to regain compliance with Listing Rules 5550(a)(5), the $1.0 million minimum market value of publicly held shares requirement, and 5550(b)(1), the $2.5 million minimum stockholders’ equity requirement.

Finally, we implemented a 1-for-75 share consolidation, effective November 26th, that addressed Listing Rule 5550(a)(2), the $1 minimum bid price requirement. We believe we are on-track to regain compliance with all applicable Nasdaq continued listing requirements by year-end.

[1] Evans SC, Reed GM, Roberts MC, Esparza P, Watts AD, Ritchie PLJ, Maj M, Saxena S. 2013. Psychologists’ perspectives on the diagnostic classification of mental disorders: results from the WHO-IUpsyS Global Survey. Int J Psychol. 48:177–193.

Having our shares traded on the Nasdaq exchange is critical to raising awareness of our company among healthcare-focused institutional investors, and once these listing requirements are fully satisfied, we can focus on advancing our pipeline.

Updated PsyLabs Holdings Valuation Implies $2 Million Value of Psyence Biomed’s Stake

In October, Psyence Biomed became one of the world's few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics with the acquisition of an 11.13% stake in PsyLabs from Psyence Group. PsyLabs develops and produces certified pharmaceutical-grade, nature-derived psychedelics for applications in mental health and well-being and, per an exclusive licensing agreement that we jointly signed in September, will be the exclusive supplier of psilocybin for our clinical trials in our second development indication, Alcohol Use Disorder (AUD).

PsyLabs recently closed an oversubscribed seed round financing, raising $5.7 million, and with an implied post-raise valuation of $10 million. Furthermore, an independent valuation analysis of PsyLabs estimates PsyLabs’ current valuation at approximately $20 million. With a current cash balance of $4.5 million, PsyLabs is well-capitalized for near-term API development and formulation work and anticipates successfully producing EU GMP certified psilocybin in the first quarter of 2025.

Notably, this independent analysis values our PsyLabs stake at approximately $2 million, which represents more than 70% of our current market capitalization with the investment doubling in value.

Successful Re-Audit of PsyLabs by the British Standards Institution (BSI)

PsyLabs continues to optimize its cultivation and extraction processes to enhance efficiency, yield, and quality. Advanced cultivation techniques and innovative extraction methodologies ensure that PsyLabs’ psilocybin production remains both high-quality and cost-effective. These refinements position the company to scale effectively while adhering to sustainable practices.

PsyLabs recently announced the successful re-audit of its production facility by the British Standards Institution (BSI) for ISO 22000 certification. Conducted by an experienced audit firm that has audited the site for the past four years, this thorough review commended the maturity of PsyLabs’ quality management system and the team’s dedication to food safety and quality. Importantly, PsyLabs’ new extraction process has been incorporated into the scope of certification — a significant milestone that reflects the extensive compliance updates undertaken.

Our partnership with PsyLabs not only makes us vertically integrated with a supply chain, it demonstrates our commitment to advancing the highest quality psilocybin candidate into clinical development.

Strengthened Financial Position with Debt-For-Equity Swap Agreements and Strategic Acquisition of Shares of PsyLabs

Psyence Biomed entered into debt-for-equity swap agreements with Psyence Group and Newcourt SPAC Sponsor pursuant to which we agreed to issue PBM common shares in exchange for the discharging of the balance of the debt repayment obligations due under promissory notes dated January 25, 2024, issued by Psyence Biomed in connection with our listing on the Nasdaq in January 2024. In addition, the acquisition of shares of PsyLabs from Psyence Group was completed through the issuance of Psyence Biomed shares.

As a result of these strategic transactions, as well as the termination of outstanding senior secured convertible notes issued by PBM to a US based investment firm, we anticipate that Psyence Biomed will enter 2025 with a substantially debt-free balance sheet, offering greater financial flexibility and stability. This improved financial position allows the Company to focus its resources on advancing its clinical programs, including the ongoing Phase IIb trial in Adjustment Disorder and the planned Phase II trial in Alcohol Use Disorder (AUD), while positioning itself for long-term growth and operational efficiency.

In closing, I believe the progress that we have made this year – clinical, financial and operational – position us well to achieve multiple value-creating milestones in 2025 and beyond. I look forward to keeping you apprised of our continued progress.

Thank you for your continued interest and support.

Sincerely,

Dr. Neil Maresky, M.B.,B.Ch.
Chief Executive Officer, Psyence Biomed

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the world’s few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics. The first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq, Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, FDA-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial and the achievement of trial milestones, the regaining of compliance with all applicable Nasdaq Continued listing requirements, and the execution of binding agreements with Optimi. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, that topline data from this trial will be positive, that the Company will effectively execute on its Nasdaq Continued listing compliance plan, and that agreement is reached with Optimi.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in the execution of the Phase 11B trial (ii) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; (iii) the ability to implement the the Nasdaq compliance plan presented to the Panel; (iv) the success of negotiations with Optimi; and (v) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282468) filed with the Securities and Exchange Commission on October 10, 2024 and other documents filed by Psyence Biomed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence Biomed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.